

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 4, 2010

Ms. Teresa M. Nilsen
Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

      RE: Hennessy Advisors, Inc.
              Form 10-K for the fiscal year ended September 30, 2009
              Filed December 4, 2009
              File #0-49872

Dear Ms. Nilsen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3691.

Sincerely,

John Hartz
Senior Assistant Chief Accountant